Exhibit 99.1

Biophytis increases to €2 million the ceiling of its bond facility with Hexagon Capital Fund

Paris (France) and Cambridge (Massachusetts, USA), February 27, 2026 – Biophytis SA (Euronext Growth Paris: ALBPS), (“the Company”), a pioneering company in the development of transformative therapies impacting longevity, announces several amendments to its bond financing initially announced on August 5, 2025, in mutual agreement with Hexagon Capital Fund.

The maximum nominal financing amount is increased from €1,000,000 to €2,000,000, and the subscription period for the bonds is extended from July 31, 2026, to December 31, 2027. This additional financing capacity provides Biophytis with the necessary resources to strengthen its financial structure and, more broadly, extend its cash runway by four months.

As of February 26, 2026, Biophytis thus has a drawing capacity of €1,350,000 in bonds, with the company having already used €650,000 in bonds since the agreement was put in place. Any future drawdowns will be made at Biophytis' sole discretion, depending on its financing needs and within the authorised limit.

Each bond issue bears interest at 12% and is redeemable in cash on a bi-monthly basis, according to a schedule spread over a period of twenty-four (24) months from the date of issue. Furthermore, in the event of default, the debt may be repaid in whole or in part in shares, based on a fixed price of €0.05654 per share, representing a premium of 110% over the closing price on February 24, 2026 (see impact table below).

Stanislas Veillet, Chief Executive Officer of Biophytis, said: “We are delighted with the increase in our financing line with Hexagon Capital Fund, which demonstrates the confidence our financial partners have in our strategy. This transaction, carried out under favourable conditions, strengthens our financial visibility and allows us to approach the next key stages of our clinical development in obesity and sarcopenia with confidence.”

Jean-Philippe Cridlig, Director of Hexagon Advisor, said: "Our commitment to Biophytis reflects our renewed confidence in the company and its management team to deliver on its ambitious clinical development programmes. Biophytis has a promising pipeline, driven by differentiated assets in indications with high unmet medical needs such as obesity and sarcopenia. We are pleased to support the company in its development phase and remain confident in its ability to create value for all its stakeholders."

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impact of an event of default on the debt repayment in shares of all bonds on a shareholder's equity position :

Shareholder's equity position (%)[2]
Before repayment of €1,350,000 in shares	1.00%
After repayment of €1,350,000 in 23,876,901 shares[1]	0.72%

1 number of shares resulting from this repayment calculated on the basis of a fixed price of €0.05654 per share;

2 based on 60,693,791 shares of capital stock as of february 25, 2026.

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About Biophytis

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready, and Duchenne muscular dystrophy, Phase 1-2 to be initiated), respiratory diseases (COVID-19, Phase 2-3 completed), and metabolic disorders (obesity, Phase 2 to be initiated). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS – FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY – US 09076G401). For more information, visit www.biophytis.com.

About Hexagon Capital Fund

Hexagon Capital Fund is a Luxembourg-based RAIF investment fund supervised by the CSSF, launched in 2021, which finances European SMEs and mid-cap companies through bonds and equities.

Biophytis Contacts

Investor Relations

investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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